CODE OF BUSINESS CONDUCT AND ETHICS

1. Purpose of this Code

This Code of Business Conduct and Ethics (the "Code") is intended to document the principles of conduct and ethics to be followed by Integra Resources Corp. ("Integra" or the "Company") and its subsidiaries' employees, officers, and directors and where practical, key consultants (being, those who are engaged in an employee-like capacity) (who are referred to collectively as "Covered Persons"). The Code applies to interpersonal and electronic communications. Its purpose is to:

  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
  promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
  promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by Integra;
  promote compliance with applicable governmental laws, rules and regulations, including pursuant to any rules or policies promulgated by any exchange on which the Company's shares are listed for trading;
  promote fair dealing with the Company's security holders, customers, suppliers, competitors and other third parties;

  reiterate Integra's commitment to full compliance with anti-bribery or anti-corruption laws that may be applicable;

  ensure confidentiality of corporate information;

  promote protection of corporate assets and opportunities;

  promote the prompt internal reporting to an appropriate person of violations of this Code;
  promote accountability for adherence to this Code;

  provide guidance to Covered Persons to help them recognize and deal with ethical issues;

  provide mechanisms to report illegal, unethical or inappropriate conduct; and
  help foster Integra's culture of honesty and accountability.

This Code is not intended to be a comprehensive guide to all of the Company's policies or to all its Covered Persons' responsibilities under applicable laws or regulations. It is intended to provide general parameters to such Covered Persons with guiding principles of conduct for honest and ethical decision making and to help resolve the ethical and legal issues encountered when Integra conducts business.

The Company requires all Covered Persons to be familiar with and adhere to this Code. The Company expects its agents, contractors, subcontractors, consultants and suppliers to conduct themselves in accordance with these principles and to comply with this Code in its relations with Integra as a condition of doing business with the Company. It is the responsibility of the Covered Person retaining a consultant or contractor to ensure that they are aware of the contents of this Code and that the consultant or contractor agrees to abide by its provisions in its dealings with and on behalf of the Company. This Code has been adopted pursuant to U.S. and Canadian securities laws and stock exchange rules, including Item 406 of Regulation S-K and Section 807 of the NYSE American LLC Company Guide.

Violations of this Code are grounds for disciplinary action up to and including immediate termination of employment and possible legal prosecution. Covered Persons are expected to promptly report violations of the Code and assist and co-operate with audits and investigations related to the Code and other policies of the Company.

2. Responsibility

This Code outlines a framework of guiding principles. As with any statement of policy, the exercise of judgment is required in determining the applicability of this Code to each individual situation.

It is the responsibility of every Covered Person to read and understand the Code. Individuals must comply with the Code in both letter and spirit. Ignorance of the Code will not excuse individuals from its requirements.

In addition, it is the responsibility of every Covered Person to prevent others from violating these standards if they are in a position to do so. If they are not in a position to do so, it is their responsibility to bring the matter to the attention of his or her supervisor.  If reporting to a supervisor is not practical or if this does not resolve the issue, a Covered Person may take their concern to the Chief Financial Officer or Chair of the Audit Committee. For more information see Section 22 - Duties with Respect to Reporting.

All Covered Persons are required to demonstrate the highest standards of ethical and professional conduct. Conduct that undermines or could reasonably be expected to undermine Integra's reputation for honesty, integrity and accountability is strictly prohibited.

3. Application and Monitoring

This Code applies to all Covered Persons.

Covered Persons are expected to comply with all aspects of this Code and to support others in doing so. Covered Persons with executive or managerial responsibilities:

  must ensure that the Code is communicated to and understood by employees reporting to them; and
  are required to sign an annual acknowledgement of adherence to the Code.

In the event that an individual violates this Code, Company policies and procedures, or any of the laws that govern the Company's business, the Company will take immediate and appropriate action up to and including termination of employment, claims for reimbursement of losses or damages and reference to criminal authorities.

The Code contains policy statements for key areas of business conduct. The Code addresses many of the issues of concern to the Company but cannot be exhaustive. Covered Persons are encouraged to seek guidance from management who will assess the issue with, if necessary, the advice of legal counsel.

In some cases, lengthy policy statements have been condensed for easy reference. In other cases, more detailed guidelines or specific procedures are available from other sources as noted in the Code.

A request for a waiver of any provisions of the Code shall be in writing and shall be addressed to and reviewed by the Audit Committee. Any change in or waiver of the Code for the benefit of the Company's directors or executive officer's must however be approved by the Board of Directors (the "Board") of the Company (see Section 24).

4. Compliance with Law

Each Covered Person must at all times comply fully with applicable laws and regulations and should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with the law.

No Covered Person shall commit or condone an illegal act or instruct another Covered Person to do so.

No Covered Person shall create or condone the creation of a false record. No Covered Person shall destroy or condone the destruction of a record, except in accordance with Company policies.

Covered Persons are expected to be sufficiently familiar with any legislation or regulation that applies to their duties and shall recognize potential liabilities, seeking advice where appropriate.

Covered Persons are encouraged to seek guidance from management (who will assess the issue with, if necessary, the advice of legal counsel) if they are unclear about laws or regulations relating to their work. In those circumstances where timely guidance or legal advice is not available, Covered Persons should conduct themselves in a manner which would permit full public disclosure.

If any provision of this Code conflicts with local law, the provisions of local law apply.

5. Conflicts of Interest

All Covered Persons have an obligation to act in the best interests of Integra and its shareholders. Covered Persons shall avoid situations where their personal interest could, or could appear to, conflict with the interests of the Company and its shareholders. Conflicts of interest can arise where an individual's position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment to the detriment of the Company. They can also arise where a Covered Persons' personal or private interests create, interfere or give the appearance of a direct or indirect conflict (i) with the best interests of the Company, (ii) sufficient to put into question the independence, impartiality and objectivity that he or she is obliged to exercise in the performance of his or her duties and responsibilities as one of the Company's personnel, or (iii) with, or adversely influence or effect, such person's motivation, ability to exercise judgment in the Company's best interests or the proper performance of his or her job and ability to discharge his or her obligations, duties and responsibilities to the Company. Such conflicting loyalties can cause a Covered Person to give preference to personal interests in situations where corporate responsibilities should come first. Covered Persons shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

Ownership or an ownership interest in a competing or complementary business might create or appear to create a conflict. Covered Persons are therefore required to disclose, in writing, all business, commercial or financial interests or activities where these might reasonably be regarded as creating an actual or potential conflict with their duties as employees, officers or directors of the Company. Where a conflict involves a Board member (e.g. where a Board member has an interest in a material contract or material transaction involving the Company), the Board member involved will be required to disclose his or her interest to the Board and refrain from voting on the matter giving rise to the conflict, in accordance with applicable law. Where a conflict involves a senior officer, disclosure to, and approval of the Board will be required. Where a conflict involves an employee or a consultant, approval of a member of senior management will be required.

Directors, officers and employees shall not accept an appointment to a board of directors, standing committee or similar body of a public or private company or organization (other than industry, professional, social, charitable, educational, religious or political organization) without prior approval of the Chief Executive Officer of the Company or the Board, as applicable, to ensure that no possible conflict of interest may result from the acceptance of such an appointment.

In the event that any potential conflict of interest arises and the individual involved is a Covered Person, the Covered Person involved must immediately notify their immediate supervisor. If such individual is a director of the Company, the Chair of the Board or, in the absence of a Chair, all of the members of the Board must be immediately notified. If the conflicted individual is the Chair of the Board, then all of the members of the Board must be notified. A Disclosure Form for reporting a conflict of interest is provided in Appendix "A". If the Company determines that any Covered Persons's outside work interferes with performance or his or her ability to meet the requirements of the Company, as they are modified from time to time, such person may be asked to terminate such outside work if he or she wishes to remain employed by the Company. Failure to disclose a known conflict may result in discipline under this Code.

While it is not possible to detail every situation where conflicts of interest may arise, the following policies cover the areas that have the greatest potential for conflict:

  Speculation in Company Securities and Use of Inside Information

There are numerous laws, rules, and regulations, both federal, state and provincial, regulating transactions in corporate securities and the securities industry. Violation of these laws may lead to civil and criminal actions against the individual and the company involved. All Covered Persons will take all steps to be in compliance with such laws and in order to do so will adhere to the Company's Communications and Corporate Disclosure Policy and Insider Trading Policy.

  Personal Financial Interest

A Covered Person shall not accept for themselves, or for the benefit of any relative or friend, any payments, loans, services, favors involving more than ordinary social amenity, or gifts of more than nominal value from any organization doing or seeking to do business with the Company, except in accordance with this Code and within normal business practices or in circumstances whereby such exceptions have been approved by the Audit Committee.

6. Corporate Opportunities

Covered Persons are prohibited from (a) taking for personal benefit (or the benefit of friends or family members) any opportunity that they learn about through their role with the Company or through the use of Company property or information; (b) using Company property, information or position for personal advantage; or (c) competing with the Company or assisting others to do so except where the Board, after receiving the necessary information concerning such opportunity and receiving advice of legal counsel, as necessary, has elected not to avail itself of the opportunity in compliance with applicable corporate law.

7. Fraud and Bribery

The Company is committed to the highest level of honesty and integrity and therefore does not tolerate fraud or bribery.

Fraud can include a wide range of activities, such as falsifying books, records or timesheets, embezzlement, skimming, and misappropriating the Company's assets (including such things as proprietary information and corporate opportunities) for personal gain.

The Corruption of Foreign Public Officials Act (Canada) and Foreign Corrupt Practices Act of 1977 (U.S.) prohibit the bribing of government officials in order to obtain or retain business. Both are broadly worded to capture any form of benefit or value that may be given to a government official for the official's personal benefit. It can be a gift or actual payment, the offer of either a gift or payment or even an agreement to pay any loan, reward, advantage, or benefit of any kind. Similarly, both laws broadly apply to government officials, including even low-level employees at commercial ventures. Both laws prohibit paying indirectly what is not permissible to pay directly, i.e. third-party intermediaries cannot be used to pay bribes.

There are serious criminal and civil consequences for fraud and bribery, including fines and imprisonment, and Integra considers fraud and the payment of bribes or other corrupt activity serious misconduct and grounds for dismissal.

Further guidance is provided in the Company's Anti-Bribery and Anti-Corruption Policy.

8. Fair Dealing

Covered Persons should endeavor to deal fairly with Integra's security holders, clients, service providers, suppliers, and employees. No Covered Person shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

9. Dealing with Suppliers

The Company is a valuable customer for many suppliers of goods, services, and facilities. People who want to do business, or to continue to do business, with the Company must understand that all purchases by the Company will be made exclusively on the basis of price, quality, service and suitability to the Company's needs.

  "Kickbacks" and Rebates

Purchases of goods and services by the Company must not lead to Covered Persons, or their families, receiving any type of personal kickbacks or rebates. Covered Persons, or their families, must not accept any form of "under-the-table" payment.

  Receipt of Gifts and Entertainment

Even when gifts and entertainment are exchanged out of the purest motives of personal friendship, they can be misunderstood. They can appear to be attempts to bribe the Company's Covered Persons into directing business of the Company to a particular supplier. To avoid both the reality and the appearance of improper relations with suppliers or potential suppliers, the following standards will apply to the receipt of gifts and entertainment by Covered Persons of the Company:

  Gifts

Covered Persons are prohibited from soliciting gifts, gratuities, or any other personal benefit or favour of any kind from suppliers or potential suppliers. Gifts include not only merchandise and products but also personal services and tickets to sports or other events. The Company acknowledges, however, that as part of normal good business relationships, suppliers may offer tickets to sports and other events, meals and other forms of normal client development gifts or services. Covered Persons are prohibited from accepting gifts of money.

Covered Persons may accept unsolicited non-monetary gifts provided they are appropriate and customary client development gifts for the industry, are not reasonably considered extravagant for the Covered Person, are infrequent and do not violate any applicable law. Any gift falling outside of the above guidelines must be reported to the Company's Audit Committee to determine whether it can be accepted.

  Entertainment

Covered Persons shall not encourage or solicit entertainment from any individual or company with whom the Company does business. Entertainment includes, but is not limited to, activities such as dining, attending sporting or other special events, and travel.

From time-to-time Covered Persons may accept unsolicited entertainment, but only under the following conditions:

  the entertainment occurs infrequently; and
  it arises out of the ordinary course of business.

Covered Persons may provide reasonable entertainment for business purposes in accordance with local business practices and which do not (and could not reasonably be perceived to influence business decisions or compromise independent judgment. Entertainment provided should be of a nature that avoids embarrassment and would not reflect unfavorably on the Company or the recipient, if subjected to public scrutiny.

10. Dealing with Public Officials

Domestic and foreign laws and regulations may require the Company to be in contact with public officials on a wide variety of matters. Covered Persons who regularly make these contacts have special responsibilities for upholding the Company's good name.

No Covered Person shall make any form of payment, direct or indirect, to any public official as inducement to procuring, facilitating or keeping business or having a law or regulation enacted, defeated or violated.  For more information, see Section 7 - Fraud and Bribery.

When not prohibited by law, Covered Persons are allowed to give to public officials gifts where the presentation and acceptance of such gifts is are reasonable, transparent, given for a legitimate business purpose and not intended to influence any official decision or act. All such gifts shall be of reasonable value and must be approved in advance by the Company's Chief Executive Officer and appropriately recorded. Moreover, such gifts must be presented in a manner that clearly identifies the Company and the occasion that warrants the presentation.

On special ceremonial occasions, senior officers of the Company may publicly give gifts of more than nominal value to public institutions and public bodies, subject to the same approval and recordkeeping requirements set out above. Such gifts can commemorate special events or milestones in the Company's history.

From time-to-time Covered Persons may entertain public officials, but only under the following conditions:

  it is legal and permitted by the entity represented by the official;
  the entertainment is not solicited by the public official;
  the entertainment occurs infrequently;
  it arises out of the ordinary course of business;
  it does not involve lavish expenditures, considering the circumstances; and
  the settings and types of entertainment are reasonable, appropriate, and fitting to the employees, officers, or directors, their guests, and the business at hand.

All entertainment, meals, travel or hospitality provided to a Government Official must be appropriately approved and recorded.

The Company may from time-to-time make donations to charities or non-governmental organizations that do work that benefits the community as a whole or to particular institutions such as a school, college or university. Donations must not be used, or create the perception that they are being used, to obtain or maintain business or any improper advantage.

Any political contribution, whether by the Company or by an employee, must comply with provincial, state, and federal campaign finance laws, including the prohibition of using employees to circumvent limits on corporate donations. The Company will not reimburse any Covered Person's personal political contributions.

Further guidance is provided in the Company's Anti-Bribery and Anti-Corruption Policy.

11. Equal Opportunity

There shall be no discrimination against any employee or applicant because of race, religion, colour, sex, sexual orientation, gender identity or expression, age, national or ethnic origin, martial or family status, disability (unless demands of the position are prohibitive), genetic characteristics, or conviction for an offence for which a pardon has been granted or in respect of which a record suspension has been ordered, within the meaning of applicable laws (collectively, Protected Grounds"). All Covered Persons will be treated with equality during their employment without regard to any Protected Grounds, in all matters, including employment, upgrading, promotion, transfer, layoff, termination, rates of pay, selection for training and recruitment. The Company will maintain a work environment free of discriminatory practice of any kind.

No Covered Person shall have any authority to engage in any action or course of conduct or to condone any action or course of conduct by any other person which shall in any manner, directly or indirectly, discriminate or result in discrimination in the course of one's employment, termination of employment, or any related matter where such discrimination is, directly or indirectly, based on a Protected Ground.

Further guidance is provided in the Company's Diversity and Inclusion Policy and Workplace Bullying, Harassment, and Violence Policy.

12. Safety, Environmental, and Social Responsibility

The Company is committed to conducting its business to the industry standards of health and safety, environmental protection and social responsibility. All Covered Persons must carry out their duties in a manner that protects the health and safety of themselves and others, minimizes impacts on the environment, and respects the human rights, cultures, customs and values of the host communities and local Indigenous communities and Tribal Nations surrounding the Company's projects and operations.

Covered Persons are expected to comply with all applicable laws, regulations, permits, and Company policies related to workplace safety, environmental protection and social responsibility, and to apply sound judgment to prevent harm to people, the environment or the community. Covered Persons must promptly report hazards, unsafe conditions, environmental incidents, near misses or potential social impacts so they can be addressed effectively.

Integra strives to meet or exceed leading industry practices in line with Canadian and U.S. legislation and international standards by:

  promoting a culture that prioritizes safety, environmental protection and responsible operations;
  identifying and managing key health, safety, environmental and community risks;
  integrating environmental and social considerations into business planning, project evaluation and operational decisions; and
  seeking to use the best available human rights practices in all the Company's activities and operating jurisdictions.

The Company will implement these standards by developing and maintaining management systems and procedures designed to:

  inform contractors and employees, customers and the public of its Safety, Environmental and Social Responsibility Policy;

  provide employees with the necessary guidelines and training; and
  require contractors and employees to abide by this Code, follow procedures and be accountable for their actions and set goals by which to measure their performance.

Further guidance is provided in the Company's Safety, Environmental and Social Responsibility Policy.

13. Use of Agents and Non-Employees, Officers, and Directors

Agents or other non-employees cannot be used to circumvent the law. Covered Persons will not retain agents or other representatives to engage in practices that run contrary to this Code.

14. Employee Relations

Integra believes that a strong, enthusiastic workforce is critical to its success.  The Company strives to ensure that all employees and contractors are treated fairly and recognize that the work conditions of Integra's employees, their wages and their job satisfaction have deep impacts not only on the employees themselves, but also on their families, the communities in which they live and on the environment.  As such, Integra believes that it is in the best interest of all parties to work together in a respectful and understanding manner and Integra is committed to providing an environment that is frank and open and provides equal opportunities to its employees.

Covered Persons will:

  treat each other and members of the community in which the Company operates with respect and courtesy; and
  keep the workplace free from bullying, harassment or violence.

Integra does not condone the use of Protected Grounds as the basis for decisions related to hiring, promotions, pay or terminations, nor should Covered Persons allow such grounds to form the basis of work-related decisions, unless a physical disability interferes with a person's ability to perform a job in a safe and effective manner and the disability cannot reasonably be accommodated.

15. Employee Harassment or Discrimination

The Company is committed to providing a workplace free of harassment and this is broadly defined to include sexual harassment.

Harassment includes, but is not limited to, the following: slurs, jokes, statements, gestures, assaults, pictures, drawings, or cartoons, based upon a Protected Ground, medical condition, ancestry, family care or medical leave status, veteran status, or any other basis protected by federal or state laws.

Sexually harassing conduct in particular may include all of these prohibited actions, as well as other unwelcome conduct, such as requests for sexual favors, conversation containing sexual comments, sending messages via electronic means such as emails, texts or social media, and other unwelcome sexual advances. Sexually harassing conduct can be by a person of either the same or opposite sex.

Similarly, the Company will not tolerate harassment of contractors' employees with whom the Company has a business, service, or professional relationship.

Further guidance is provided in the Company's Workplace Bullying, Harassment and Violence Policy and Workplace Bullying, Harassment and Violence Policy Reporting and Investigation Procedures.

16. Prohibited Substances

The Company has a policy of "zero tolerance" as it relates to the use of prohibited substances. The Company believes that its operations should provide a safe and healthy work environment for its employees as set out in its Safety, Environmental and Social Responsibility Policy. As such, the Company recognizes that substance abuse or the use of illicit drugs and the inappropriate use of alcohol, medications, or certain banned substances can have serious adverse effects on the well-being of employees and their performance at work where safety is of the utmost importance. Substance abuse in the workplace can also cause a number of other work-related problems, including absenteeism and tardiness, substandard job performance, increased workload for coworkers, or behavior that impacts other employees.

Further guidance is provided in the Company's Safety, Environmental and Social Responsibility Policy.

17. Company Records, Control Systems and Financial Reporting

The Company's record keeping and control systems are critical components of its business and the integrity of such systems must be maintained at all times.

The Company will maintain the integrity of records and financial reporting. All assets, liabilities and transactions must be accurately and completely reported in the financial records and supported by necessary documentation in accordance with generally accepted accounting principles, including international financial reporting standards. No Covered Person shall ever consider concealing or falsifying any records or manipulating or destroying records for the purpose of impeding or obstructing any investigation undertaken by the Company or a governmental body. No Covered Person shall ever act in a way that might fraudulently influence or mislead anyone engaged in the performance of an audit of the Company's financial statements.

Integra understands that the integrity of records is critical and has established a Records Retention Policy to ensure that the Company's information is properly classified and records are adequately managed to comply with legal requirements and business needs.

Customers, investors and the public should have such information about the Company as is necessary for them to judge adequately the Company and its activities. The Company therefore believes in full, accurate, timely and understandable reporting to regulatory agencies as required by law.

Covered Persons must provide prompt, accurate answers to inquiries from regulatory agencies related to the Company's public disclosure requirements.

If any Covered Person has concerns or complaints regarding accounting or auditing issues, they are encouraged to submit those concerns under the Company's Whistleblower Policy.

18. Use of Corporate Assets

Proper use of Company property is everyone's responsibility.  All Covered Persons have an obligation to protect the Company's assets and ensure their efficient and careful use.  Integra's property includes real and tangible items such as land, buildings, furniture, fixtures, equipment, supplies and vehicles, and also includes intangible items such as data, computer systems, reports, information, patents, trademarks, copyrights, logos, name, goodwill, opportunity and reputation. Never borrow or remove Company property without management's permission.

Theft, carelessness and waste have a direct impact on the Company's financial performance.  Report any suspected incident of fraud or theft to any member of management, including the Chief Executive Officer.

E-mail systems and internet services are provided to assist Covered Persons in the performance of their duties.  Incidental or occasional personal use is permitted, but never for personal gain or improper purpose.  As email may not be entirely secure, Covered Persons must exercise caution and etiquette when sending email correspondence.  Covered Persons' messages (including voice mail), computer information and communication records are considered property of the Company and Covered Persons should not have any expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes.

Further guidance with respect to computer systems and equipment and email systems is provided in the Company's Information Technology Policy.

Exercise prudence and good judgment when incurring and approving business expenses and ensure that such expenses are reasonable, bona fide and appropriate and serve Integra's business interests.

Never use Integra's assets in an illegal or improper manner or for an illegal or improper purpose.

19. Confidential or Proprietary Information

The Company's records, reports, papers, processes and plans are proprietary and confidential. Covered Persons are prohibited from revealing information concerning such matters without proper authorization. This does not apply to information that is in the public record.

Proprietary information developed by or acquired by the Company, including trade secrets and other technical, financial and business information, is a valuable asset that must be kept confidential and protected against theft, loss or misuse. Confidential or proprietary information must never be used for personal gain.

Confidential information acquired from third parties pursuant to a confidentiality agreement must be used for authorized purposes only. Conversely, the disclosure of proprietary information to third parties must be made subject to the completion of a confidentiality agreement restricting the recipient from disclosing or using the information in an unauthorized manner.

The Company retains the exclusive proprietary right to any information developed by Covered Persons in the course of their employment with the Company. Examples may include inventions, designs, discoveries or the development of particular software.

The foregoing obligations of confidentiality are subject to applicable whistleblower laws, which protect an individual's right to provide information to governmental and regulatory authorities. Covered Persons are not required to seek the Company's permission or notify the Company of any communications made in compliance with applicable whistleblower laws, and the Company will not consider such communications to violate this or any other Company policy or any agreement between an employee and the Company.

Further guidance is provided in the Company's Communications and Corporate Disclosure Policy.

20. Insider Trading in Shares of the Company

Canadian and United States securities laws prohibit trading in securities of any company while in possession of material information concerning a company that has not previously been disclosed to the public. This includes the Company or any other company. It is also illegal under Canadian and U.S. law to "tip" or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further.

Covered Persons are encouraged to invest in shares of the Company. Covered Persons must, however, avoid buying or selling shares when in possession of confidential information which, if generally available, would reasonably be expected to either have an effect on the market price or value of those shares or affect an investor's decision as to whether or not to buy or sell the Company's shares. Such trading activity is self-evidently unethical and prohibited by Canadian and United States securities laws. Penalties for violating insider trading rules can be severe.

Insider trading rules apply equally to persons to whom a Covered Person may pass on information, e.g. spouse, family member, or friend. Accordingly, Covered Persons must exercise the highest degree of caution if they are aware of price-sensitive information. Blackout notices will be issued to Covered Persons pursuant to the Company's Insider Trading Policy.

Further guidance is provided in the Company's Insider Trading Policy.

21. Communication with the Media and Other Members of the Public

The Company is committed to ensuring that disclosure made by the Company to its shareholders and to the public in general, and in reports and documents it files with appropriate securities commissions, (i) is made in a timely manner, (ii) is full, fair, accurate and understandable, and (iii) is broadly disseminated in accordance with all applicable legal and regulatory requirements.

Further guidance is provided in the Company's Communications and Corporate Disclosure Policy and Insider Trading Policy.

22. Duties with Respect to Reporting

Covered Persons have a responsibility to immediately report to management any activity that:

  they believe contravenes the law;
  represents a breach of this Code;
  represents a misuse of Integra's funds or assets; or
  represents a danger to the health and safety of Integra's employees, contractors or public, or to the environment;

and are also responsible for helping to identify and raise potential issues before they arise.

Anyone who becomes aware of any existing or potential violation of this Code should promptly notify his or her supervisor.  If reporting to your supervisor is not practical or if this does not resolve the issue, employees may take their concern to the Chief Financial Officer or Chair of the Audit Committee.

The Chief Financial Officer and the Chair of the Audit Committee will retain, on a confidential basis, any complaints received for a period of seven years.

Reports to the Chair of the Audit Committee under this Code may also be submitted through the whistle blower hotline or online web portal. Please refer to the Company's Whistleblower Policy for further details.

By hotline : Canada and US : 1-877-266-2579

Online : whistleblower.odysseytrust.com

 Login ID : integra

 Password : I12$resources

All reports made under this Code will be treated in confidence and involve only those individuals necessary to conduct an investigation into the matter.

Retaliation in any form against an individual who reports a violation of this Code or of law in good faith, or who assists in the investigation of a reported violation, is itself a serious violation of this Code. Acts of retaliation should be reported immediately to a supervisor or management and will be disciplined appropriately.

23. Enforcement

The Company must ensure prompt and consistent action against violations of this Code. Upon receipt of a determination that there has been a violation of this Code, the Company will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reprimand, suspension, discharge, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

24. Amendment, Modification and Waiver

The Nomination and Corporate Governance Committee will review this Code annually and make a recommendation of proposed changes, if any, to the Board. This Code may be amended, modified, or waived by the Board and certain waivers may also be granted by the Audit Committee. Any waiver of this Code for executive officers or directors must be approved by the Board and, as applicable, promptly disclosed pursuant to applicable securities laws and the rules of stock exchanges on which the Company is listed.

Employees, officers, and directors will be fully informed of any material revisions to the Code.

25. No Rights Created

This Code is a statement of the fundamental principles and key policies and procedures that govern the conduct of the Company's business. It is not intended to and does not, in any way, establish any legally binding obligations nor constitute an employment contract or an assurance of continued employment or create any rights in any employee, director, client, supplier, competitor, shareholder or any other person or entity.

REVISED and APPROVED by the Board of INTEGRA RESOURCES CORP. on October 13, 2026.

COMPLIANCE CERTIFICATE

I have read and understand the Integra Code of Business Conduct and Ethics (the "Code"). I will adhere in all respects to the ethical standards described in this Code. I further confirm my understanding that any violation of this Code will subject me to appropriate disciplinary action, which may include reprimand, suspension, or discharge. Execution of this certificate does not constitute a waiver of any other rights I may have by law or contract.

I have not violated the provisions of this Code and am not aware of any violations of the Code as of the date hereof.

Date:	By:
Name:
Job Title:

APPENDIX "A"

DISCLOSURE FORM

Conflicts of Interest Section of the Code of Business Conduct and Ethics

Covered Persons must avoid situations where their personal interests conflict, or appear to conflict, with the interests of Integra and its shareholders. Conflicts may arise when personal interests interfere with corporate responsibilities or create divided loyalties. All actions and decisions must be made in the best interest of the Company, free from personal bias. For further information on conflicts of interest, please refer to Integra's Code of Business Conduct and Ethics.

Integra respects the privacy of its Covered Persons. There are certain circumstances where a Covered Person must disclose potential conflicts of interest under the Code of Business Conduct and Ethics so that any conflict can be avoided. This protects the Covered Person and Integra Resources Corp.

Please disclose any of the following situations:

• Relatives* that work for Integra Resources Corp. or its subsidiaries or for any vendors that have a relationship with Integra Resources Corp. or its subsidiaries.

• Ownership or relationship with any vendor that has a relationship with Integra Resources Corp or its subsidiaries.

• Appointment to a board of directors, standing committee or similar body of a public or private company or organization.

• Any other situation that could be viewed as a potential conflict of interest.

Name:

Disclosures:

Signature	Date:

*Relatives are defined as parents, children, siblings, uncles, aunts, first cousins whether by blood or marriage.